NICE SYSTEMS LTD.
22 Zarchin Street
PO Box 690
Ra’anana 43107, Israel

November 13, 2013

VIA EDGAR

Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	NICE-Systems Ltd. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed March 25, 2013 File No. 000-27466

Dear Mr. Wilson:

We are writing in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that was contained in your letter dated October 31, 2013 regarding the Annual Report on Form 20-F of NICE Systems Ltd. (“NICE” or the “Company”), filed on March 25, 2013 (“Form 20-F”).

For reference purposes, the heading and comment in your letter has been reproduced below in bold, followed by the Company’s response to such comment.  All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2012

Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long-Lived Assets, page 61

1.
We note in your response to prior comment 1 you state that there are not any specific events and/or changes in circumstances specified with regard to your Financial Crime and Compliance unit, as the potential events and/or changes in circumstances that could be expected to adversely affect the key assumptions used in the determination of estimated fair value of this reporting unit are applicable to the Company as a whole. However, we note that your disclosure states that based on a qualitative assessment, you concluded that it is more likely than not that the fair value of this reporting unit is less than its carrying amount. Please clarify the

Mr. Craig Wilson
November 13, 2013

qualitative factors that you considered in making this determination, including the underlying reasons for changes in key assumptions, and tell us what consideration you gave to disclosing this information.

In September 2011, FASB issued ASU 2011-08, Testing Goodwill for Impairment (codified in ASC 350 “Intangibles – Goodwill and Other”). The Company adopted ASU 2011-08 as of January 1, 2012, and applied it for the first time in its impairment analysis for the financial statements appearing in the Form 20-F.  Pursuant to ASC 350, an entity is permitted to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  ASC 350 further provides that, if after conducting the qualitative assessment, an entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity is required to perform the first step of the two-step goodwill impairment test.  Alternatively, ASC 350 permits an entity the unconditional option to bypass the qualitative assessment for a reporting unit in any period and proceed directly to performing the first step of the goodwill impairment test.

The Company conducted the qualitative assessment as part of its determination of whether an impairment of goodwill was required for all of its segments.  With respect to the Financial Crime and Compliance Solutions segment, the Company considered that (i) at the time of the Company’s last assessment of fair value of such segment, which was conducted during the fourth quarter of 2011, it was estimated that the value of the reporting unit exceeded its carrying amount by only approximately 5%, and (ii) the forecasted revenues for 2012 were slightly below the forecasted revenues at the time that the last assessment of fair value was performed.  In light of the above factors the Company elected to truncate its qualitative assessment in its determination of the fair value of the Financial Crime and Compliance Solutions segment in accordance with the provisions of ASC 350 (which as noted above, permits an entity to bypass the qualitative assessment in its entirety), and instead proceeded directly to perform the first step of the goodwill impairment test.

The Company acknowledges the Staff's comment regarding disclosure of the qualitative factors used in determining that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  The Company respectfully advises the Staff that it will provide such disclosure in future filings to the extent applicable.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at +972-9-7753899.

Very truly yours,

/s/ Dafna Gruber
Dafna Gruber Chief Financial Officer

CC:           Ms. Laura Veator